FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2017

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

26 September 2017 12:00 BST

TRANSACTION BY PERSON DISCHARGING MANAGERIAL RESPONSIBILITIES
Disclosure under Article 19 of the EU Market Abuse Regulation

AstraZeneca PLC (the Company) announces that, on 25 September 2017, an award of the Company's American Depositary Shares (ADSs) made under the AstraZeneca Restricted Share Plan (AZRSP) vested to Sean Bohen, a person discharging managerial responsibilities (PDMR) of the Company. Two ADSs are equivalent to one Ordinary Share of $0.25 in the Company.

The AZRSP award was granted on 25 September 2015 and vested in two tranches on the first and second anniversaries of grant. Following the withholding of shares to satisfy certain tax obligations arising on vesting, Mr Bohen became beneficially entitled to and received 12,385 ADSs.

For tax purposes, the fair market value of an ADS at vest was $33.95, being the closing price on the last trading day preceding the vesting day.

Further details are set out in the attached notification, made in accordance with the requirements of the EU Market Abuse Regulation.

About AstraZeneca
AstraZeneca is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of diseases in three therapy areas - Oncology, Cardiovascular & Metabolic Diseases and Respiratory. The Company also is selectively active in the areas of autoimmunity, neuroscience and infection. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide.

For more information, please visit www.astrazeneca.com and follow us on Twitter @AstraZeneca.

Media Relations
Esra Erkal-Paler	UK/Global	+44 203 749 5638
Karen Birmingham	UK/Global	+44 203 749 5634
Rob Skelding	UK/Global	+44 203 749 5821
Matt Kent	UK/Global	+44 203 749 5906
Jacob Lund	Sweden	+46 8 553 260 20
Michele Meixell	US	+1 302 885 2677

Investor Relations
Thomas Kudsk Larsen		+44 203 749 5712
Craig Marks	Finance, Fixed Income, M&A	+44 7881 615 764
Henry Wheeler	Oncology	+44 203 749 5797
Mitchell Chan	Oncology	+1 240 477 3771
Christer Gruvris	Diabetes; Autoimmunity, Neuroscience & Infection	+44 203 749 5711
Nick Stone	Respiratory; Brilinta	+44 203 749 5716
US toll free		+1 866 381 7277

Adrian Kemp
Company Secretary, AstraZeneca PLC

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Sean Bohen
2	Reason for the notification
a)	Position/status	Person discharging managerial responsibilities
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	AstraZeneca PLC
b)	LEI	PY6ZZQWO2IZFZC3IOL08
4i	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	AstraZeneca PLC American Depositary Shares CUSIP: 046353108
b)	Nature of the transaction	Acquisition of ADSs pursuant to vesting under the AstraZeneca Restricted Share Plan, for nil consideration.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		0	12,385
d)	Aggregated information - Aggregated volume - Price	Not applicable - single transaction
e)	Date of the transaction	25 September 2017
f)	Place of the transaction	Outside a trading venue

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 26th September 2017

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary